ANGLO AMERICAN

02028330

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretary's Office

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

22 March, 2002

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Notifications of major interest in shares.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Yours faithfully
For and on behalf of
Anglo American plc

Linda Norris
Company Secretarial Assistant

RECEIVED
APR 05 2002
354

Enc - 5 copies
K:\Min\Compsec\SEC\announce let to SEC.doc

Notification of Major Interest in Shares

We received on 20 March 2002 a notice from Cater Allen International Limited pursuant to Part VI of the Companies Act 1985 as follows:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date eof this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Anglo American plc has increased to above 4.5% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

21 March 2002

End

Notification of Major Interest in Shares

Following the announcement released under RNS No 3917T on 21 March 2002 at 16:51 we yesterday received a notification from Cater Allen International Limited ("CAIL") pursuant to Part VI of the Companies Act 1985 advising Anglo American plc that the percentage of ordinary shares held by them had been incorrectly "..... calculated on a total issued share capital of 408,000,000 instead of 1,467,432,000". CAIL's interest in the issued ordinary shares of Anglo American plc is therefore below 3 per cent and not above 4.5 per cent as previously advised.

22 March 2002

End

Notification of Major Interest in Shares

We received on 20 March 2002 a notice from Cater Allen International Limited pursuant to Part VI of the Companies Act 1985 as follows:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date eof this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Anglo American plc has increased to above 4.5% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

21 March 2002

End

Notification of Major Interest in Shares

Following the announcement released under RNS No 3917T on 21 March 2002 at 16:51 we yesterday received a notification from Cater Allen International Limited ("CAIL") pursuant to Part VI of the Companies Act 1985 advising Anglo American plc that the percentage of ordinary shares held by them had been incorrectly "..... calculated on a total issued share capital of 408,000,000 instead of 1,467,432,000". CAIL's interest in the issued ordinary shares of Anglo American plc is therefore below 3 per cent and not above 4.5 per cent as previously advised.

22 March 2002

End

Notification of Major Interest in Shares

We received on 20 March 2002 a notice from Cater Allen International Limited pursuant to Part VI of the Companies Act 1985 as follows:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date eof this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Anglo American plc has increased to above 4.5% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

21 March 2002

End

Notification of Major Interest in Shares

Following the announcement released under RNS No 3917T on 21 March 2002 at 16:51 we yesterday received a notification from Cater Allen International Limited ("CAIL") pursuant to Part VI of the Companies Act 1985 advising Anglo American plc that the percentage of ordinary shares held by them had been incorrectly "..... calculated on a total issued share capital of 408,000,000 instead of 1,467,432,000". CAIL's interest in the issued ordinary shares of Anglo American plc is therefore below 3 per cent and not above 4.5 per cent as previously advised.

22 March 2002

End

Notification of Major Interest in Shares

We received on 20 March 2002 a notice from Cater Allen International Limited pursuant to Part VI of the Companies Act 1985 as follows:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date eof this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Anglo American plc has increased to above 4.5% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

21 March 2002

End

Notification of Major Interest in Shares

Following the announcement released under RNS No 3917T on 21 March 2002 at 16:51 we yesterday received a notification from Cater Allen International Limited ("CAIL") pursuant to Part VI of the Companies Act 1985 advising Anglo American plc that the percentage of ordinary shares held by them had been incorrectly "..... calculated on a total issued share capital of 408,000,000 instead of 1,467,432,000". CAIL's interest in the issued ordinary shares of Anglo American plc is therefore below 3 per cent and not above 4.5 per cent as previously advised.

22 March 2002

End

Notification of Major Interest in Shares

We received on 20 March 2002 a notice from Cater Allen International Limited pursuant to Part VI of the Companies Act 1985 as follows:

"Notification of Interest in Shares pursuant to Part VI of the Companies Act 1985 (as amended)

In accordance with Part VI of the Companies Act 1985 (as amended), please note that I have been made aware, as of the date eof this letter, that the interests of Cater Allen International Limited (CAIL) in the ordinary shares of Anglo American plc has increased to above 4.5% of the issued share capital of that class.

This holding has arisen from a stock borrowing and lending position done under the approved *Master Equity and Fixed Interest Lending Agreement* as a principal trading member of the London Stock Exchange. Because of the nature of the holding, declared under the Act, we can state that we have no interest or voting capability in the said ordinary shares."

21 March 2002

End

Notification of Major Interest in Shares

Following the announcement released under RNS No 3917T on 21 March 2002 at 16:51 we yesterday received a notification from Cater Allen International Limited ("CAIL") pursuant to Part VI of the Companies Act 1985 advising Anglo American plc that the percentage of ordinary shares held by them had been incorrectly "..... calculated on a total issued share capital of 408,000,000 instead of 1,467,432,000". CAIL's interest in the issued ordinary shares of Anglo American plc is therefore below 3 per cent and not above 4.5 per cent as previously advised.

22 March 2002

End